NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2013
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	September 30, 2013	December 31, 2012

Assets

Current assets
Cash and cash equivalents	5	$290,211	$396,404
Accounts receivable and prepaids	6	17,632	27,870
Inventories	7	43,380	45,864
Due from non-controlling interest	8	18,159	-
		369,382	470,138

Non-current assets
Due from non-controlling interest	8	64,037	63,130
Loan receivable	9	5,600	-
Long-term inventories	7	5,380	-
Mineral properties, plant and equipment	10	434,014	340,428
		509,031	403,558
Total assets		$878,413	$873,696

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	11	$29,921	$18,130
Dividends payable	12	-	9,949
Income taxes payable		247	43,615
		30,168	71,694

Non-current liabilities
Finance lease obligation		3,279	-
Deferred income taxes		35,714	20,704
Provision for mine closure and reclamation	13	22,559	18,013
		61,552	38,717
Total liabilities		91,720	110,411

Equity
Share capital	14	405,979	404,960
Share-based payments reserve		14,925	13,145
Retained earnings		205,262	201,698
Equity attributable to Nevsun shareholders		626,166	619,803

Non-controlling interest	8	160,527	143,482
Total equity		786,693	763,285
Total liabilities and equity		$878,413	$873,696

Contingencies (note 19)
Subsequent event (note 10 and 19)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2013	2012	2013	2012
Revenues	15	$25,783	$169,992	$151,698	$467,095
Cost of sales
Operating expenses	16	(7,960)	(29,196)	(60,327)	(75,202)
Royalties		(1,283)	(8,154)	(7,750)	(22,934)
Depreciation and depletion		(3,560)	(7,160)	(12,813)	(23,178)
Operating income		12,980	125,482	70,808	345,781

Administrative expenses	17	(3,959)	(3,220)	(9,960)	(5,116)
Finance income		860	899	2,505	3,104
Finance costs		(204)	(153)	(612)	(459)
Income before taxes		9,677	123,008	62,741	343,310

Income taxes	18	(5,371)	(47,372)	(28,627)	(132,046)
Net income and comprehensive income		$4,306	$75,636	$34,114	$211,264

Net income and comprehensive income attributable to:
Nevsun shareholders		$1,170	$44,211	$17,069	$125,017
Non-controlling interest		3,136	31,425	17,045	86,247
		$4,306	$75,636	$34,114	$211,264

Earnings per share attributable to Nevsun shareholders:	14(f)
Basic		$0.01	$0.22	$0.09	$0.62
Diluted		$0.00	$0.22	$0.08	$0.61

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2013	2012	2013	2012
Cash provided by (used in)
Operating
Net income		$4,306	$75,636	$34,114	$211,264
Items not involving the use of cash
Provision for inventory obsolescence	7	1,538	-	1,538	-
Accretion on reclamation liability	13	204	153	612	459
Depreciation and depletion		3,579	7,165	12,854	23,182
Income taxes	18	5,371	47,372	28,627	132,046
Share-based payments and stock appreciation rights	14(c), (d)	796	1,219	2,019	751
Interest income on due from non-controlling interest	8	(862)	(816)	(2,316)	(2,929)
Gain on disposal of plant and equipment		-	-	(36)	-
Other		(105)	-	(105)	-

		14,827	130,729	77,307	364,773
Changes in non-cash operating capital
Accounts receivable and prepaids		(2,262)	(16,308)	11,778	(33,796)
Inventories		10,998	(4,002)	(940)	(10,963)
Accounts payable and accrued liabilities		8,095	(750)	9,685	(3,625)
Income taxes paid		-	(30,037)	(56,984)	(169,586)

Net cash provided by operating activities		31,658	79,632	40,846	146,803
Investing
Loan to non-controlling interest	8	(16,750)	-	(16,750)	-
Loan to transport company	9	-	-	(7,000)	-
Expenditures on property, plant and equipment		(2,187)	(2,415)	(13,315)	(9,210)
Expenditures on property, plant and equipment – copper phase		(5,560)	(19,630)	(30,043)	(46,294)
Expenditures on property, plant and equipment – capitalized copper pre-production costs		(44,373)	-	(44,373)	-
Expenditures on exploration and evaluation		(4,175)	(2,600)	(13,813)	(4,850)
Proceeds on disposal of equipment		43	-	100	-
Changes in non-cash working capital related to investing activities		2,270	(555)	1,567	(1,696)

Net cash used in investing activities		(70,732)	(25,200)	(123,627)	(62,050)
Financing
Dividends paid to Nevsun shareholders	12	(13,931)	(9,976)	(23,880)	(19,989)
Distribution to non-controlling interest		-	(38,000)	-	(64,000)
Receipt of purchase price settlement from non-controlling interest	8	-	5,731	-	34,223
Interest received on due from non-controlling interest	8	-	369	-	1,773
Issuance of common shares, net of issue costs	14	388	160	468	855
Repurchase and cancellation of common shares	14(b)	-	(3,141)	-	(6,272)

Net cash used in financing activities		(13,543)	(44,857)	(23,412)	(53,410)
(Decrease) increase in cash and cash equivalents		(52,617)	9,575	(106,193)	31,343
Cash and cash equivalents, beginning of period		342,828	369,350	396,404	347,582
Cash and cash equivalents, end of period		$290,211	$378,925	$290,211	$378,925
Non-cash investing and financing transactions
Property, plant and equipment acquired under finance lease		$4,659	$-	$4,659	$-
Change in estimate of mine closure and reclamation		$3,934	$-	$3,934	$-
Dividends declared		$-	$-	$13,931	$9,976
Reclassification of share-based payments reserve to share capital upon exercise of options		$-	$49	$24	$280

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares (note 14)	Share capital (note 14)	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2011	200,254,715	$409,305	$11,736	$76,383	$497,424	$110,048	$607,472
Exercise of stock options	215,700	695	-	-	695	-	695
Transfer to share capital on exercise of options	-	231	(231)	-	-	-	-
Repurchase and cancellation of shares	(932,600)	(3,131)	-	-	(3,131)	-	(3,131)
Share-based payments	-	-	1,139	-	1,139	-	1,139
Income for the period	-	-	-	80,806	80,806	54,822	135,628
Dividends declared	-	-	-	(9,976)	(9,976)	-	(9,976)
Distribution to non-controlling interest	-	-	-	-	-	(26,000)	(26,000)
June 30, 2012	199,537,815	$407,100	$12,644	$147,213	$566,957	$138,870	$705,827
Exercise of stock options	50,000	160	-	-	160	-	160
Transfer to share capital on exercise of options	-	49	(49)	-	-	-	-
Repurchase and cancellation of shares	(800,000)	(3,141)	-	-	(3,141)	-	(3,141)
Share-based payments	-	-	325	-	325	-	325
Income for the period	-	-	-	44,211	44,211	31,425	75,636
Distribution to non-controlling interest	-	-	-	-	-	(38,000)	(38,000)
September 30, 2012	198,787,815	$404,168	$12,920	$191,424	$608,512	$132,295	$740,807
Exercise of options	195,000	690	-	-	690	-	690
Transfer to share capital on exercise of options	-	102	(102)	-	-	-	-
Share-based payments	-	-	327	-	327	-	327
Income for the period	-	-	-	20,245	20,245	15,187	35,432
Dividends declared	-	-	-	(9,971)	(9,971)	-	(9,971)
Distribution to non-controlling interest	-	-	-	-	-	(4,000)	(4,000)
December 31, 2012	198,982,815	$404,960	$13,145	$201,698	$619,803	$143,482	$763,285
Exercise of options	25,000	80	-	-	80	-	80
Transfer to share capital on exercise of options	-	24	(24)	-	-	-	-
Share-based payments	-	-	1,580	-	1,580	-	1,580
Income for the period	-	-	-	15,899	15,899	13,909	29,808
Dividends declared	-	-	-	(13,931)	(13,931)	-	(13,931)
June 30, 2013	199,007,815	405,064	14,701	203,666	623,431	157,391	780,822
Exercise of options	300,000	388	-	-	388	-	388
Transfer to share capital on exercise of options	-	527	-	-	527	-	527
Transfer on forfeiture of vested options	-	-	(426)	426	-	-	-
Return to treasury of fractional shares	(13)	-	-	-	-	-	-
Share-based payments	-	-	650	-	650	-	650
Income for the period	-	-	-	1,170	1,170	3,136	4,306
September 30, 2013	199,307,802	$405,979	$14,925	$205,262	$626,166	$160,527	$786,693

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

1.	Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa. The Company’s principal operation is the Bisha Mine, held via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or the Bisha Mine), in which Nevsun has a 60% interest.

The commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013. As at September 30, 2013, the Company was still in the process of commissioning the copper flotation plant and, accordingly, had not commenced commercial copper production for accounting purposes.

Nevsun is a public company which is listed on the Toronto Stock Exchange and the New York Stock Exchange. Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, certain of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except that liabilities for cash settled share-based payment arrangements are measured at fair value. In addition, these unaudited condensed consolidated interim financial statements have been prepared using the accrual basis of accounting and have been prepared in accordance with the International Financial Reporting Standards and Interpretations (collectively, IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34,Interim Financial Reporting.

Except as disclosed in note 4, these unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited consolidated annual financial statements of the Company for the year ended December 31, 2012 and they do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Certain prior period amounts in these unaudited condensed consolidated interim financial statements have been reclassified for presentation purposes.

These unaudited condensed consolidated interim financial statements were approved for issue by the Audit Committee on November 5, 2013.

3.	Significant accounting estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities. Management’s estimates and judgements are evaluated on an ongoing basis and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting estimates and judgements applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2012.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

4.	Changes in accounting policies and standards

A lease accounting policy was adopted by the Company during the three months ended September 30, 2013.

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

The Company enters into arrangements that are in substance leasing arrangements and are accounted for in accordance with this policy.

The following changes in accounting standards were adopted by the Company on January 1, 2013:

(a)	Consolidation

In May 2011, the IASB issued IFRS 10 –Consolidated Financial Statements(IFRS 10), which supersedes SIC 12 –Consolidation – Special Purpose Entitiesand the requirements relating to consolidated financial statements in IAS 27 –Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 –Disclosure of Interests in Other Entities(IFRS 12) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. IFRS 12 is also effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The adoption of IFRS 10 and IFRS 12 has not had a significant impact on the Company’s consolidated financial statements.

(b)	Fair value measurement

In May 2011, the IASB issued IFRS 13 -Fair Value Measurement(IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The adoption of IFRS 13 has not had a significant impact on the Company’s consolidated financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

5.	Cash and cash equivalents

	September 30, 2013	December 31, 2012
Cash	$10,211	$64,404
Cash equivalents	280,000	332,000
	$290,211	$396,404

Cash and cash equivalents located outside of Africa at September 30, 2013 were $288,926 (December 31, 2012 - $376,129).

6.	Accounts receivable and prepaids

	September 30, 2013	December 31, 2012
Trade receivables	$4,308	$4,736
Advances to vendors	10,405	20,808
Current portion of loan receivable	1,400	-
Prepaid expenses	1,088	1,829
Other receivables	431	497
	$17,632	$27,870

Trade receivables relate to doré that was received by refiners but not settled as at September 30, 2013. The full value of the trade receivables was collected subsequent to September 30, 2013.

7.	Inventories

	September 30, 2013	December 31, 2012
Materials and supplies	$41,743	$36,950
Work-in-progress	7,017	6,368
Finished goods	-	2,546
Total inventory	$48,760	$45,864
Less: non-current portion of ore in stockpiles	(5,380)	-
Inventory recorded as a current asset	$43,380	$45,864

During the three and nine months ended September 30, 2013, an inventory obsolescence provision of $1,538 was recorded in relation to gold phase related materials and supplies. At September 30, 2013, the work-in-progress inventory is estimated to consist of approximately 97,000 tonnes of oxide ore, 10,000 tonnes of direct ship ore, 143,000 tonnes of pyrite sand ore and 1,000 ounces of gold-in-circuit. The non-current portion of ore in stockpiles consists of oxide ore and pyrite sand ore. Depreciation of $1,443 is included in work-in-progress and finished goods inventories at September 30, 2013 (December 31, 2012 – $1,526).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

8.	Due from non-controlling interest

The non-controlling interest is a 40% ownership in BMSC, held by the State owned Eritrean National Mining Corporation (ENAMCO).

During the three months ended September 30, 2013, the Company loaned an additional $16,750 to ENAMCO. The amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4%. The carrying amount of the due from non-controlling interest is a reasonable approximation of its fair value.For the three and nine months ended September 30, 2013, interest of $862 and $2,316, respectively, has been accrued as finance income on this receivable (2012 - $816 and $2,929).

In the three and nine months ended September 30, 2013, there were no amounts collected from the non-controlling interest. The Company collected $5,731 of the amount receivable and $369 in interest on the amount receivable during the three months ended September 30, 2012, and collected $34,223 of the amount receivable and $1,773 in interest on the amount receivable during the nine months ended September 30, 2012.

9.	Loan receivable

In the three months ended June 30, 2013, the Company made a loan of $7,000 to a transport company for equipment that is to be used in the transport of copper concentrate within Eritrea. The loan is repayable in equal instalments over a five year period. The current portion of the loan receivable of $1,400 is recorded in accounts receivable and prepaids.

10.	Mineral property, plant and equipment

	Exploration and evaluation	Construction-in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2012	$8,309	$87,255	$38,688	$268,242	$402,494
Additions	9,638	24,483	-	11,128	45,249
Disposals	-	-	-	(263)	(263)
June 30, 2013	17,947	111,738	38,688	279,107	447,480
Additions	4,174	49,933	-	10,780	64,887
September 30, 2013	$22,121	$161,671	$38,688	$289,887	$512,367
	Exploration and evaluation	Construction-in-progress	Mineral properties	Plant and equipment	Total
Accumulated depreciation
December 31, 2012	$-	$-	$3,623	$58,443	$62,066
Charge for the period	-	-	801	8,147	8,948
Disposals	-	-	-	(57)	(57)
June 30, 2013	-	-	4,424	66,533	70,957
Charge for the period	-	-	693	6,703	7,396
September 30, 2013	$-	$-	$5,117	$73,236	$78,353
Net book value September 30, 2013	$22,121	$161,671	$33,571	$216,651	$434,014
Net book value December 31, 2012	$8,309	$87,255	$35,065	$209,799	$340,428

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

10.	Mineral property, plant and equipment (continued)

The Company’s mineral properties are located in western Eritrea, a country located in north-eastern Africa. The mineral properties include the Bisha Mine, the Harena mining license and the Mogoraib River exploration license. The Bisha Mine consists of a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. The Harena mining license is a 7.5 km², 10 year license that was conditionally granted, pending final approval of application materials by the Ministry of Energy and Mines of Eritrea. The Mogoraib River exploration license is 97.4 km² and expired on July 3, 2013. A revised Mogoraib River exploration license extension application was submitted in October 2013 and is awaiting approval.

Costs classified as mineral properties represent historic exploration and development costs at the Bisha Mine and Harena mining license. Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine. The construction-in-progress consists of tailings dam phase 2 development ($4,471), copper production pre-stripping ($5,176), plant expansion ($84,890), port logistics equipment ($18,104) and deferred commissioning related costs ($49,030).

Plant and equipment includes assets under finance lease totalling $4,544 (2012 - $nil).

11.	Accounts payable and accrued liabilities

	September 30, 2013	December 31, 2012
Trade accounts payable	$18,160	$5,675
Finance lease obligation	1,275	-
Accrued royalties	3,096	4,964
Accrued liabilities	7,390	7,491
	$29,921	$18,130

The Company incurs a 5% precious metals royalty payable to the State of Eritrea. Total royalties paid to the State of Eritrea during the three and nine months ended September 30, 2013 were $3,050 and $11,625, respectively (2012 - $6,971 and $23,307).

12.	Dividends

On May 16, 2013, the Company declared a dividend of $0.07 per share for shareholders of record on June 28, 2013 and paid $13,931 on July 15, 2013. Dividends of $9,976 were declared on May 15, 2012 and paid on July 16, 2012.

On November 15, 2012, the Company declared a dividend of $0.05 per share for shareholders of record on December 31, 2012 and paid $9,949 on January 15, 2013. Dividends of $10,013 were declared on November 21, 2011 and paid on January 16, 2012.

13.	Provision for closure and reclamation

Balance, December 31, 2012	$18,013
Accretion	612
Additional liability	3,934
Balance, September 30, 2013	$22,559

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

13.	Provision for closure and reclamation (continued)

The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha and Harena sites upon completion of mining. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future mine closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company has provided a letter of credit to cover remediation liabilities of Bisha to $15,000 at a cost of 1% per annum.

During 2012, estimates prepared by the third party specialist were updated to include the Harena mining license area, as well as increases in cost estimates for certain reclamation activities. This report was updated at September 30, 2013 to reflect additional disturbances during the period. Management used a pre-tax discount rate of 4.63% and an inflation factor of 3.0% in preparing the Company’s provision for mine closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at September 30, 2013, the undiscounted inflation-adjusted liability for provision for mine closure and reclamation is estimated to be approximately $35,450 (December 31, 2012 – $29,600). The cash expenditures are expected to occur over a period of time extending several years after the projected closure of the Bisha and Harena sites.

14.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	On March 19, 2012, the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allowed for the purchase of up to 4,009,408 common shares of the Company. The purchases were authorized to commence no earlier than March 26, 2012, and continued until September 26, 2012. During the three months ended September 30, 2012, the Company repurchased 800,000 common shares for a total cost of $3,141. For the balance of 2012, the Company repurchased 932,000 common shares at a cost of $3,131.

(c)	Stock options

The Company’s ability to grant stock options under its former stock option plan (the Former Plan) expired April 27, 2012. A new stock option plan (the New Plan) was approved by shareholders at a Special Meeting on September 5, 2012. The Former Plan will remain in existence until all outstanding options that have been issued under it have been exercised, cancelled or otherwise expired.

In accordance with the Company’s intention to reduce the cost of an equity based plan to shareholders, the New Plan is more restrictive than the Former Plan in the number of shares that can be issued (maximum 6.75% of issued and outstanding shares, versus 10% in the Former Plan) and the length of time before expiry (5 years, versus 10 years in the Former Plan).

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between 6 and 24 months. During 2013, share-based payment costs were calculated using the following weighted average assumptions: expected life of option of 2.4 years (2012 – 2.5 years), stock price volatility of 62% (2012 – 65%), dividend yield of 3.1% (2012 – 3.0%), and a risk-free interest rate of 1.0% (2012 – 1.1%). The fair value is particularly impacted by the Company’s stock price volatility.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

14.	Share capital (continued)

(c)	Stock options (continued)

The three months ended September 30, 2013 included $650 (2012 - $325) in share-based payment costs, of which $590 (2012 - $139) are presented in administrative expenses and $60 (2012 – $186) in operating expenses related to stock options.

The nine months ended September 30, 2013 included $2,230 (2012 - $1,464) in share-based payment costs, of which $1,895 (2012 - $599) were presented in administrative expenses and $335 (2012 – $865) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2012	10,857,500	$4.08
Granted	420,000	4.05
Forfeited	(400,000)	4.78
Exercised as stock options	(25,000)	3.14
Exercised as stock appreciation rights	(250,000)	3.53
Outstanding, June 30, 2013	10,602,500	4.07
Forfeited	(290,000)	5.00
Exercised as stock options	(300,000)	1.35
Outstanding, September 30, 2013	10,012,500	$4.13

Type	Range of exercise price (CAD)	Number of options	Average remaining life in years
Vested (exercisable)	$1.70	300,000	0.9
Vested (exercisable)	$3.14-4.81	4,450,000	1.7
Vested (exercisable)	$5.58-6.34	2,312,500	2.4
Unvested	$3.69-4.81	2,925,000	4.1
Unvested	$5.58-6.34	25,000	3.2
Total	$1.70-6.34	10,012,500	2.6

The weighted average share price of the Company on the dates options were exercised in the nine months ended September 30, 2013, was CAD $3.83 (2012 – CAD $5.90). The weighted average price of options exercisable at the end of the period was CAD $4.05 (December 31, 2012 – CAD $3.92).

(d)	Stock appreciation rights

During the three and nine months ended September 30, 2013, a charge to administrative expenses of $146 (2012 – charge of $894) and a credit to administrative expenses of $211 (2012 – credit of $713) were recorded relating to stock appreciation rights, respectively.

(e)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at September 30, 2013	199,307,802
Reserved for stock options and stock appreciation rights (note 14(c) and (d))	10,012,500
Shares reserved for issuance (fully diluted) at September 30, 2013	209,320,302

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

14.	Share capital (continued)

(f)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net income attributable to Nevsun shareholders	$1,170	$44,211	$17,069	$125,017
Effect of dilutive securities:
Change in stock appreciation rights liability	(243)	-	(600)	(713)
Diluted net income attributable to Nevsun shareholders	$927	$44,211	$16,469	$124,304
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,264	199,224	199,093	199,912
Dilutive options and stock appreciation rights	409	701	695	1,344
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	199,673	199,925	199,788	201,256
Earnings per share (in $)
Basic	$0.01	$0.22	$0.09	$0.62
Diluted	$0.00	$0.22	$0.08	$0.61

Basic earnings per share is computed by dividing the income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding stock options and equity-settleable stock appreciation rights in the weighted average number of common shares outstanding during the year, if dilutive.

15.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Gold sales	$23,508	$162,550	$139,290	$444,707
Silver sales	2,275	7,442	12,408	22,388
	$25,783	$169,992	$151,698	$467,095

16.	Operating expenses

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Materials and supplies	$21,296	$18,168	$56,526	$48,307
Salaries and employee benefits	8,309	6,584	23,916	17,763
Share-based payments	60	186	335	865
Contractors	3,096	347	7,358	1,184
Provision for inventory obsolescence	1,538	-	1,538	-
Change in inventories	14,901	1,649	7,351	725
Other	1,126	2,262	5,669	6,358
Capitalized copper pre-production costs	(42,366)	-	(42,366)	-
	$7,960	$29,196	$60,327	$75,202

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

16.	Operating expenses (continued)

During the three and nine months ended September 30, 2013, $42,366 of pre-commercial production operating costs related to copper production were capitalized to construction-in-process as commercial production had not been achieved for accounting purposes.

17.	Administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Salaries and employee benefits	$1,893	$652	$4,014	$1,688
Share-based payments	735	1,034	1,684	(113)
Business development	332	395	1,509	555
Other	999	1,139	2,753	2,986
	$3,959	$3,220	$9,960	$5,116

18.	Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Current income taxes	$(946)	$(44,761)	$(13,617)	$(132,984)
Deferred income taxes	(4,425)	(2,611)	(15,010)	938
Income taxes	$(5,371)	$(47,372)	$(28,627)	$(132,046)

19.	Contingencies

Putative class action complaints

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012, and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the US Actions). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011, and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends”, allegedly in violation of a disclosure duty under U.S. Regulation S-K, and the departure of certain senior executives at the Bisha Mine. On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. On September 27, 2013, the Court granted in part and denied in part the motion to dismiss. The parties thereafter agreed to suspend the litigation pending a mediation of the case, in which the parties will seek to voluntarily resolve the case without further litigation. On October 22, 2013, the district court approved the parties’ stipulation, and ordered that further legal proceedings are suspended until February 28, 2014.

The mediation is scheduled for December 9, 2013.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2013

19.	Contingencies (continued)

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class. The Canadian Actions are expected to proceed more slowly than the US Actions, due to differences between US and Canadian procedural rules.

On October 2, 2013, the plaintiffs filed their motion for class certification and for leave to proceed with a claim under Part XXIII.1 of the Ontario Securities Act. The hearing of these motions has not yet been scheduled.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions, or the costs associated with the defense of the cases, which are subject to future rulings in the cases. The Company believes the allegations are without merit and will vigorously defend itself in these actions. The claims in the cases have been tendered for coverage under the Company’s directors and officers insurance policies. Management believes that the insurance available under such policies will be adequate to cover any costs incurred by the Company in connection with the defense of the cases.

20.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa. See note 5 for location of cash and cash equivalents.